Exhibit 99.2

VITACUBE SYSTEMS HOLDINGS, INC.

COMPENSATION COMMITTEE CHARTER

Purpose

        The purpose of the Compensation Committee is to assist the Board of Directors of VitaCube Systems Holdings, Inc. in discharging its responsibilities relating to the compensation of outside directors, the Chief Executive Officer and other executive officers, and to administer the VitaCube 2003 Stock Incentive Plan.

Membership Requirements

        The Compensation Committee shall consist of no fewer than two members. The Board of Directors shall appoint the members of the Compensation Committee.

        The members of the Compensation Committee shall be members of the Board of Directors and shall meet the definition of "independent director" under the American Stock Exchange listing standards, the definition of a "nonemployee director" under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and the definition of an "outside director" under Section 162(m) of the Internal Revenue Code of 1986, as amended.

Meetings

        The Compensation Committee shall meet two times per year, or more frequently as circumstances require. All Compensation Committee members are expected to attend each meeting, in person or via teleconference or videoconference. The Compensation Committee may ask members of management or others to attend the Compensation Committee meetings and provide pertinent information as necessary.

Compensation Committee Authority and Responsibilities

        The Compensation Committee shall have the following specific responsibilities:

        1.     Review the compensation policies of the Company to insure they provide appropriate motivation for corporate performance and increased shareholder value.

        2.     Review and recommend to the Board of Directors, the salary, bonuses, and other compensation for senior executives.

        3.     Conduct a performance review of the Chief Executive Officer.

        4.     Recommend to the Board of Directors the compensation of outside directors.

        5.     Review and make recommendations concerning incentive and other compensatory plans.

        6.     Act as the Compensation Committee established to administer the Company's 2003 Stock Incentive Plan and, as such, discharge any responsibilities imposed on the Compensation Committee under that Plan.

        7.     Prepare the report of the Compensation Committee, if such a report is required by the rules of the Securities and Exchange Commission, to be included in VitaCube's annual proxy statement.

        8.     Maintain minutes or other records of meetings and activities of the Compensation Committee.

        9.     Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors for approval.

        10.   Perform other duties as requested by the Board of Directors.

Resources and Authority

        The Compensation Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to obtain advice, reports, and opinions from company or independent counsel, or other experts, as it deems appropriate.

Annual Performance Evaluation

        The Compensation Committee shall perform a review and evaluation, at least annually, of the performance of the Compensation Committee, including reviewing the compliance of the Compensation Committee with this Charter. In addition, the Compensation Committee shall review and assess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Compensation Committee considers necessary or valuable. The Compensation Committee shall conduct such evaluations and review in such manner as it deems appropriate.